As filed with the Securities and Exchange Commission on January 25, 2000
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CONCUR TECHNOLOGIES, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	91-1608052 (I.R.S. employer identification no.)

6222 185th Avenue NE
Redmond, Washington 98052
(425) 702-8808
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

S. Steven Singh
President and Chief Executive Officer
Concur Technologies, Inc.
6222 185th Avenue NE
Redmond, Washington 98052
(425) 702-8808
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Horace L. Nash, Esq.
Nicholas S. Khadder, Esq.
Fenwick & West LLP
Two Palo Alto Square
Palo Alto, California 94306

           Approximate date of commencement of proposed sale to the public:     from time to time after the effective date of this Registration Statement until the sale of all shares registered hereunder.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)

Common Stock, par value $0.001 per share	1,036,956 shares	$26.50	$27,479,334	$7,255

(1)
Estimated solely for the purpose of calculating the amount of the registration fee, pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low prices of the common stock on the Nasdaq National Market on June 15, 1999.

(2)
Pursuant to Rule 429 under the Securities Act, 1,036,956 shares of the Registrant’s common stock are being carried forward into this Registration Statement from a registration statement previously filed by Registrant (Reg. No. 333-81227) and the $7,255 filing fee associated with such securities was previously paid upon the filing of such prior registration statement.

          The combined prospectus filed under Rule 429 under the Securities Act as part of this Registration Statement relates to a registration statement previously filed by the Registrant (Reg. No. 333-81227).

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JANUARY 25, 2000

[LOGO OF CONCUR TECHNOLOGIES]

1,036,956 SHARES

COMMON STOCK

          All of the 1,036,956 shares of common stock of Concur Technologies, Inc. are being sold by the selling stockholders named on pages 14 to 16 of this prospectus. We will not receive any proceeds from the sale of shares offered by the selling stockholders. See “Selling Stockholders” and “Plan of Distribution.”

          The common stock is listed on the Nasdaq National Market under the symbol “CNQR.” The shares of common stock offered will be sold as described under “Plan of Distribution.”

          On January 24, 2000, the closing price per share of our common stock on the Nasdaq National Market was $20.6875.

           Investing in our common stock involves a high degree of risk.
          See “ Risk Factors ” beginning on page 4 .

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January          , 2000.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

CONCUR TECHNOLOGIES, INC.

          Concur Technologies is a leading provider of workplace eCommerce software and services that extend automation to employees throughout an enterprise and to partners, suppliers and service providers in the extended enterprise. Our flagship product, Concur eWorkplace (formerly EmployeeDesktop) integrates our suite of workplace eCommerce solutions and provides a portal through which employees can access critical business information and services. The Concur eWorkplace suite is available in three versions: licensed, application service provider and Internet outsourced. Our licensed version is principally marketed to larger corporations. It includes our entire suite of workplace eCommerce solutions, consisting of corporate procurement, human resources self service and travel and entertainment expense management. Our application service provider version, called Concur eWorkplace ASP, is offered on a subscription-pricing basis principally to larger corporations. It currently includes travel and entertainment expense management functionality. Our Internet outsourced version, called Concur eWorkplace.com, is offered on a subscription-pricing basis, principally for small and mid-size businesses. It currently includes travel and entertainment expense management and corporate procurement funtionality.

          More than 320 companies worldwide, representing over 2.4 million end-users, have licensed our software. We sell our products primarily through our direct sales organization. We also have strategic referral relationships. For example, American Express Inc. (“American Express”) has referred to us corporate charge card customers seeking a travel and entertainment expense management solution. Automatic Data Processing (“ADP”) jointly markets our travel and entertainment expense management solution and refers potential customers to us.

          Concur Technologies was originally incorporated in the State of Washington in 1993 and reincorporated in Delaware in November 1998. Our principal executive offices are located at 6222 185th Avenue NE, Redmond, Washington 98052 and our telephone number is (425) 702-8808. Our World Wide Web site address is http://www.concur.com. Information found at our Web site is not part of this prospectus.

RISK FACTORS

          You should carefully consider the risks and uncertainties described below before making an investment decision. These risks and uncertainties are not the only ones facing Concur Technologies. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations.

          If any of the following risks actually occur, our business, results of operations and financial condition could be harmed. In that case, the trading price of our common stock could decline and you may lose part or all of your investment.

          This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors including the risks we faced that are described below and elsewhere in this prospectus.

Our short operating history and significant losses make our business difficult to evaluate.

          We are still in the early stages of our development, so evaluating our business operations and our prospects is difficult. We incorporated in 1993 and have incurred net losses in each quarter since then. We shipped our first product in fiscal 1995, and since fiscal 1997 have derived substantially all of our revenues from licenses of our Concur Expense product and related services, and to a lesser degree, the sale of licenses and services relating to Concur Human Resources. To compete effectively, we expect to devote substantial financial and other resources to expanding our sales and marketing, research and development and professional services organizations. These investments may never produce a profit. We incurred net losses totaling $17.3 million in the quarter-ended December 31, 1999. In fiscal 1999, 1998 and 1997, we incurred net losses totaling $46.5 million, $26.2 million and $7.6 million, respectively. As of December 31, 1999, we had an accumulated deficit of $107.1 million. We expect to continue to incur net losses for the foreseeable future. Despite substantial net operating loss carry-forwards as of December 31, 1999, tax laws may limit their use in the future upon the occurrence of certain events, including a significant change in ownership interests.

Our operating results fluctuate widely and are difficult to predict.

          We find it difficult to forecast quarterly license revenues because our sales cycle, from initial evaluation to delivery of software, is lengthy and varies substantially from customer to customer. In the past our quarterly operating results have fluctuated significantly, and we expect them to continue to fluctuate in the future. Our licensed software products, from which we derive most of our revenues, are typically shipped when orders are received, so our license backlog at the beginning of any quarter in the past represented only a small portion of that quarter’s expected license revenues. This has made and will continue to make license revenues in any quarter difficult to forecast because they depend on orders booked and shipped in that quarter. Moreover, we have historically recognized a substantial percentage of revenues in the last month of the quarter, frequently in the last week or even the last days of the quarter, and we expect this trend to continue for as long as our licensed software products represent a substantial part of our overall business. Because our expenses are relatively fixed in the near term, any shortfall from anticipated revenues or any delay in the recognition of revenues could result in significant variations in operating results from quarter to quarter.

          If revenues fall below our expectations in a particular quarter, our stock price could fall. In the fourth quarter of fiscal 1999, our revenues did, in fact, fall below our own and consensus securities analysts’ estimates for the quarter and, as a result, the price of our stock experienced a sharp decline. If our revenues fall below our own estimates or below the consensus analysts’ estimate in an upcoming quarter, our stock price could experience a more substantial and lasting decline, harming our business significantly in terms of, among other things, diminished employee morale and public image. See “—We are at risk of securities class action litigation due to our stock price volatility.”

We have been public for only a short time and our stock price has been volatile.

          We completed our initial public offering in December 1998. Since then, the market price of our common stock has been highly volatile and is subject to wide fluctuations. We expect our stock price to continue to fluctuate:

•	in response to quarterly variations in operating results;

•	in reaction to announcements of technological innovations, new products or significant agreements by us or our competitors;

•	because of market conditions in the enterprise software and eCommerce industries;

•	in reaction to changes in financial estimates by securities analysts, and our failure to meet or exceed the expectations of analysts or investors; and

•	as a result of the active trading of our stock by online day traders.

We are at risk of securities class action litigation due to our stock price volatility.

          In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation, either due to prior volatility associated with our failure to meet consensus analysts’ estimates for revenues for the fourth quarter of fiscal 1999 or due to future volatility in our stock price. Securities litigation could result in substantial costs and divert management’s attention and resources.

We rely heavily on sales of one product.

          Since 1997, we have generated substantially all of our revenues from licenses and services related to our Concur Expense product. We believe that Concur Expense revenues will continue to account for a large portion of our revenues for the foreseeable future. Our future financial performance and revenue growth will depend upon the successful development, introduction and customer acceptance of new and enhanced versions of Concur Expense, Concur Procurement, Concur Human Resources, and other applications, and our business could be harmed if we fail to deliver the enhancements to our current and future products that customers want. In particular, our business could be harmed if we are unable to establish our Concur Procurement product in the corporate procurement software market. Within our current suite of offerings, Concur Procurement is of critical strategic importance because the license fees associated with it tend to be significantly larger than for the others. Perhaps as a result, where our customers’ software buying decisions are linked together, these decisions are more typically led by their procurement software buying decision than by their evaluation of either travel and entertainment expense management or human resources solutions. As a result, we believe that an inability to compete effectively in the procurement software market could significantly hamper our future financial performance and revenue growth.

We face significant competition.

          The market for our products is intensely competitive and rapidly changing. Direct competition comes from independent software vendors of business-to-business electronic commerce software, travel and entertainment expense management, corporate procurement applications and human resources self-service applications, and from providers of ERP software applications that have or may be developing travel and entertainment expense management, corporate procurement products, and human resources self service applications. Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we do. Moreover, a number of our competitors, particularly major ERP vendors, have well-established relationships with our current and potential customers as well as with systems integrators and other vendors and service providers. Some of our competitors in the business-to-business electronic commerce field are establishing commerce or purchasing networks involving suppliers, customers and partners and effectively excluding other companies that do not participate in these commerce networks. These competitors may also be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products, than we can. We also face indirect competition from potential customers’ internal development efforts and have to overcome their reluctance to move away from existing paper-based systems.

Our expansion into the corporate procurement application and human resources self-service application markets is risky.

          We added Concur Procurement to our product line in 1998 and in 1999 we added Concur Human Resources. To date, substantially all of our revenues have come from Concur Expense. Our future revenue growth depends on our ability to license Concur Procurement and Concur Human Resources to new customers and to our existing base of Concur Expense customers. Potential and existing customers may not purchase Concur Procurement or Concur Human Resources for many reasons, including:

•	an absence of desired functionality;

•	the costs of and time required for implementation;

•	incompatibility of these applications with customers’ preferred technology platforms;

•	possible software defects; and

•	customers lacking the necessary hardware, software or intranet infrastructure.

          Further, we must overcome some significant obstacles to expand into the market for corporate procurement applications and human resources self-service applications, including:

•	competitors that have more experience and better name recognition;

•	the limited experience of our sales and consulting personnel in these markets; and

•	our limited reference accounts in these markets.

          Our business could be harmed if we fail to deliver enhancements to Concur Procurement and Concur Human Resources that customers want. In addition, our business could also be harmed if our expansion into these newer markets and resulting broadening of our focus causes Concur Expense, upon which we continue to rely for most of our revenues, to lose market share to our competitors that are solely or primarily focused on travel and entertainment expense management software applications. This broadening of focus could also harm us by causing us to spread our limited resources across to many initiatives and diverting management time and attention required to execute any given initiative properly.

Our effort to sell products as an Internet-based application service provider may fail.

          In addition to licensing our software applications, we have recently begun offering them as an Internet-based application service provider, or “ASP.” As an ASP, we price our products on a subscription basis to companies seeking to outsource their workplace eCommerce business applications. This business model is unproven and represents a significant departure from the strategies traditionally employed by us and other enterprise software vendors. We have no experience selling products or services as an ASP, and our efforts to develop this ASP business have diverted, and are expected to continue to divert, our financial resources and management time and attention. In connection with our ASP business, we have engaged third-party service providers to perform many of the necessary services as independent contractors, and we are and will be responsible for monitoring their performance. We have limited experience outsourcing services or other important business functions in the past, and independent contractors may not perform those services adequately. If any service provider delivers inadequate support or service to our customers, our reputation could be harmed. In addition, we plan to use resellers to market our ASP products. We have limited experience utilizing resellers and we may not be successful in this effort.

           If customers determine that our products are not scalable, do not provide adequate security for the dissemination of information over the Internet, or are otherwise inadequate for Internet-based use, or if for any other reason customers fail to accept our products for use on the Internet or on a subscription basis, our business will be harmed. As an outsourced ASP provider, we expect to receive confidential information, including credit card, travel booking, employee, purchasing, supplier and other financial and accounting data through the Internet or extranets, and there can be no assurance that this information will not be subject to computer break-ins, theft and other improper activity that could jeopardize the security of information for which we are responsible. Any such lapse in security could expose us to litigation, loss of customers or other harm to our business. In addition, any person who is able to circumvent our security measures could misappropriate proprietary or confidential customer information or cause interruptions in our operations. We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Further, a well-publicized compromise of security could deter people from using the Internet to conduct transactions that involve transmitting confidential information. Our failure to prevent security breaches, or well-publicized security breaches affecting the Web in general, could significantly harm our business, operating results and financial condition.

          Even if our strategy of offering products to customers over the Internet proves successful, some of those Internet customers may be ones that otherwise might have bought our software and services through our traditional licensing arrangements. Any such shift in potential license revenues to the ASP model, which is unproven and potentially less profitable, could harm our business. In addition, as an increasing proportion of our business moves to this business model, our revenues may be inconsistent and hard to predict, given that revenues under this new business model are recognized ratably over the contract term whereas most of our revenues under the traditional licensing arrangements are recognized in the same quarter that the contract is signed.

We have limited experience selling our products as a suite and our Concur eWorkplace model may fail.

          We recently introduced Concur eWorkplace, which integrates Concur Expense and Concur Procurement, and, ultimately, will integrate Concur Human Resources, as a suite of applications. Prior to that introduction, we had not sold our products as a suite, and we do not know whether customers will prefer to buy our products this way. In an effort to increase overall revenues, we expect to offer our integrated suite of applications at prices that will be lower than would be the case for the applications sold separately. This may have the effect of reducing per-user revenues. We have also found that selling our products as a suite has lengthened our sales cycle because the sale is more complex and is more likely to involve information technology specialists and, in some cases, higher-level decision-makers at the prospective customer. We do not anticipate that the trend toward longer sales cycles will abate in the foreseeable future. Because we are inexperienced selling our products this way, we cannot predict whether it will harm our business.

Our lengthy sales cycle could adversely affect our revenue growth.

          Because of the high costs involved, customers for enterprise software products typically commit significant resources to an evaluation of available software applications and require us to expend substantial time, effort and money educating them about the value of our products and services. The time between initial contact with a potential customer and the ultimate sale, our sales cycle, typically ranges from six to fifteen months. As a result of our lengthy sales cycle, we have only a limited ability to forecast the timing and size of specific sales. In addition, customers may delay their purchases from a given quarter to another as they elect to wait for new product enhancements. Any delay in completing, or failure to complete, sales in a particular quarter or fiscal year could harm our business and could cause our operating results to vary significantly. See “—Our operating results fluctuate widely and are difficult to predict.”

We rely on third-party software that is difficult to replace.

          Some of the software we license from third parties would be difficult to replace. In particular, in order to offer our customers our suite of workplace eCommerce software applications, we license technology from third parties. This software may not continue to be available on commercially reasonable terms, if at all. The loss or inability to maintain any of these technology licenses could result in delays in the sale of our products and services until equivalent technology, if available, is identified, licensed and integrated, which could harm our business.

It is important for us to establish and maintain strategic relationships.

          To offer products and services to a larger customer base than we can reach through direct sales, telesales and our internal marketing efforts, we depend on strategic referral and, in the future, strategic reseller relationships. If we were unable to maintain our existing strategic referral relationships or enter into additional strategic referral or reseller relationships, we would have to devote more resources to the distribution, sale and marketing of our products and services. Our success depends in part on the ultimate success of our strategic referral and reseller partners and their ability to market our products and services successfully. A number of our Concur Expense sales have come through referrals from American Express, but American Express is not obligated to refer any potential customers to us, and it has, and may continue to, enter into strategic relationships with other providers of expense reporting and corporate procurement applications. In the developing field of business-to-business electronic commerce, strategic business relationships with key suppliers and others are critical to the successful establishment of commerce or buying networks that may become the source of multiple revenue opportunities for their participants. If we are unable to establish such relationships and our competitors have these relationships, our workplace eCommerce business strategy would be harmed. Many of our strategic partners have multiple strategic relationships, and they may not regard us as significant for their businesses. In addition, our strategic partners may terminate their respective relationships with us, pursue other partnerships or relationships, or attempt to develop or acquire products or services that compete with our products or services. Further, our existing strategic relationships may interfere with our ability to enter into other desirable strategic relationships.

We have limited experience with large-scale deployment, which is important to our future success.

          To date, only a limited number of customers have deployed Concur Expense, Concur Procurement and Concur Human Resources. We think that the ability of large customers to roll out our products across large numbers of users is critical to our success. If our customers cannot successfully implement large-scale deployments, or they determine that our products cannot accommodate large-scale deployments, our business will be harmed. Similarly, because only a limited number of customers are using the ASP version of our product offering, we do not have assurance that our ASP product would be able to support a large volume of users or transactions and our business would be harmed by any failure in this regard.

Year 2000 considerations among our customers and potential customers may reduce our sales.

          Through the first half of 2000, we expect to experience reduced sales of products as customers and potential customers put a priority on correcting Year 2000 problems and therefore defer purchases of our products until later in 2000. As a result, demand for our products may be particularly volatile and unpredictable for early 2000.

We may not meet our expectations for the Seeker Software acquisition.

          Our acquisition of Seeker Software Inc., (“Seeker Software”) in June 1999 was a significant investment. In connection with the acquisition, we recorded in the third quarter of fiscal 1999 a charge to operating expenses of approximately $8.9 million for direct and other acquisition-related costs pertaining to the transaction. Acquisition costs consisted primarily of financial advisor fees for both companies, attorneys, accountants, financial printing and other related charges. In the future, we may incur additional costs of integrating the business of Seeker Software with our business. We plan to integrate the Seeker Software business with our own, including product development efforts focused on fully integrating Concur Human Resources into Concur eWorkplace. We also expect to be able to sell our newly-acquired Concur Human Resources applications to some of the existing customers of our Concur eWorkplace, Concur Expense and Concur Procurement products, and to sell Concur eWorkplace, Concur Expense and Concur Procurement to existing customers of Concur Human Resources. However, we may fail to achieve our expectations. In particular, we may encounter substantial difficulties and financial risks such as:

•	difficulty assimilating the technology of the combined companies;

•	problems retaining key technical and managerial personnel;

•	additional operating losses and expenses of the acquired business; and

•	impairment of relationships with existing customers, business partners and employees.

          In addition, recent actions and comments from the Securities and Exchange Commission have indicated that it is scrutinizing the application of the pooling of interests method of accounting for business combinations. While we believe we are in compliance with the rules and related guidelines as they currently exist, we can provide no assurance that the Commission will not challenge our conclusions and ultimately seek to treat this transaction under the purchase method of accounting for business combinations. This could result in the restatement of financial statements requiring the recording of goodwill and related amortization expense and as such could have a material negative impact on our financial results for the periods subsequent to the acquisition. There can be no assurance that we will be successful in overcoming these or any other problems or risks in connection with the acquisition of Seeker Software. Mergers and acquisitions of high-technology companies are inherently risky, and no assurance can be given that our previous or future acquisitions will be successful and will not adversely affect our financial condition or results of operations.

Future acquisitions might harm our business.

          As part of our business strategy, we might seek to acquire or invest in businesses, products or technologies that we feel could complement or expand our business. If we identify an appropriate acquisition opportunity, we might not be able to negotiate the terms of that acquisition successfully, finance it, or integrate it into our existing business and operations. We have completed only two acquisitions to date: 7Software, Inc. and Seeker Software. We may not be able to select, manage or absorb any future acquisitions successfully. Further, the negotiation of potential acquisitions, as well as the integration of an acquired business, will divert management time and other resources. We may have to use a substantial portion of our available cash to consummate an acquisition. On the other hand, if we consummate acquisitions through an exchange of our securities, our stockholders could suffer significant dilution. In addition, we cannot assure you that any particular acquisition, even if successfully completed, will ultimately benefit our business.

We may experience difficulties in introducing new products and upgrades.

          Through our acquisition of Seeker Software in June 1999, we added Concur Human Resources to our product suite. We expect to add additional workplace eCommerce applications to our product suite by acquisition or internal development, and to develop enhancements to our existing applications. We have experienced delays in the planned release dates of our software products and upgrades, and we have discovered software defects in new products after their introduction. New products or upgrades may not be released according to schedule, or may contain defects when released. Either situation could result in adverse publicity, loss of sales, delay in market acceptance of our products or customer claims against us, any of which could harm our business. If we do not develop, license or acquire new software products, or deliver enhancements to existing products on a timely and cost-effective basis, our business will be harmed.

We may not be able to successfully contract with a third party to expand, host, manage and maintain our Concur Commerce Network infrastructure.

          We plan to contract with a third-party to expand, host, manage and maintain our Concur Commerce Network infrastructure. Services provided by the third-party will likely include web server hosting, maintaining communications lines and managing network data centers. We are engaged in discussions with a third-party to obtain these services but have not entered into a contract with this party. If we do not contract with this third-party, we would have to obtain similar services from another provider or perform these functions ourselves. We may not successfully obtain or perform these services on a timely and cost-effective basis. If our Concur Commerce Network infrastructure is serviced by a third-party, we will be entirely dependent on that party to manage and maintain our network infrastructure and to provide security for it, so this component of our business will depend on that third-party.

Our products might not be compatible with all major platforms, which could inhibit sales.

          We must continually modify and enhance our products to keep pace with changes in hardware and software platforms, database technology and electronic commerce technical standards. As a result, uncertainties related to the timing and nature of new product announcements, introductions or modifications by vendors of operating systems, back-office applications, and browsers and other Internet-related applications could hurt our business. In addition, our products are not currently based upon the Java programming language, an increasingly widely-used language for developing Internet applications. We have made a strategic decision not to develop a fully Java-based product at this time. Accordingly, some features available to products written in Java may not be available in our products, and this could result in reduced customer demand.

We depend on our direct sales model.

          We sell our products primarily through our direct sales force. We believe that there is significant competition for direct sales personnel with the advanced sales skills and technical knowledge we need. Our inability to hire competent sales personnel, or our failure to retain them, would harm our business. In addition, by relying primarily on a direct sales model, we may miss sales opportunities that might be available through other sales channels, such as domestic and international resellers. In the future, we intend to develop indirect distribution channels through third-party distribution arrangements, but we may not be successful in establishing those arrangements, or they may not increase revenues. Furthermore, we plan to use resellers to market our ASP products in particular. We have limited experience utilizing resellers to date. The failure to develop indirect channels may place us at a significant competitive disadvantage.

Our ability to protect our intellectual property is limited and our products may be subject to infringement claims by third-parties.

          Our business depends upon our proprietary technology. We presently have no patents or patent applications pending. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary information. In some cases, we are using unregistered marks, and some of the marks that we have filed for federal registration may not ultimately be registrable. As a result, we may have incomplete rights to use some of our marks. We have also taken steps to avoid disclosure of our proprietary technology by generally restricting customer access to our products’ source code and requiring all employees and contractors to enter into confidentiality and invention assignment agreements. However, some of our customers and partners have received access to source code versions of our products in order to facilitate more extensive testing of our products and certain of our former technical personnel and contractors did not execute such confidentiality and invention assignment agreements. Further, we only recently began requiring contractors and temporary employees to execute our confidentiality agreement rather than executing the confidentiality agreements maintained by temporary agencies or not executing any such agreements.

          Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and we expect that it will become more difficult to monitor use of our products as we increase our international presence. There can be no assurance that our means of protecting these proprietary rights will be adequate, nor that our competitors will not independently develop similar technology. In addition, there can be no assurance that third parties will not claim infringement by us with respect to current or future products or other intellectual property rights. Any such claims could have a material adverse effect on our business, results of operations and financial condition.

Final Year 2000-related costs are not yet fully calculated.

          Some of our customers have reported minor problems with our software products that appear to be related to the Year 2000 problem. We expect the costs associated with resolution of these issues to be immaterial. However, we may yet be subject to claims based on Year 2000 problems in others’ products, other as-yet-unreported Year 2000 problems alleged to be found in our products, Year 2000-related issues arising form the integration of multiple products within an overall system, or other as-yet-unreported Year 2000-related claims. We expect that this uncertainty about the extent of Year 2000 problems will continue through this fiscal year. The total cost of resolving Year 2000-related issues and contingency plan promulgation may yet become material and could harm our business.

We depend on service revenues to increase our overall revenues; services may not achieve profitability.

          Our service revenues have increased each year as a percentage of total revenues. Service revenues represented 53.3% of the total revenues for the quarter ended December 31, 1999, and 35.2%, 34.5%, and 27.8% of total revenues for fiscal 1999, 1998 and 1997, respectively. We anticipate that service revenues will continue to represent a significant percentage of total revenues. To a large extent, the level of service revenues depends upon the ongoing renewals of customer support contracts by our growing installed customer base. Customer support contracts might not be renewed and, if third-party organizations such as systems integrators become proficient in installing or servicing our products, consulting revenues could decline. Our ability to increase service revenues will depend in large part on our ability to increase the scale of our services organization, including our ability to successfully recruit and train a sufficient number of qualified services personnel.

          We formed our professional services organization in 1996. Since that time, we have not achieved profitability with respect to these services. Due to the increasing costs of operating a professional services organization, we may not be able to achieve profitability in this part of our business in the near future, or ever.

We depend on our key employees.

          Our success depends on the performance of our senior management, particularly S. Steven Singh, our President, Chief Executive Officer and Chairman of the Board, who is not bound by an employment agreement. Although we maintain key person life insurance on Mr. Singh in the amount of $1.0 million, the loss of his services would harm our business. If one or more members of our senior management or any of our key employees were to resign, particularly to join or form a competitor, the loss of that personnel and any resulting loss of existing or potential customers to that competitor would harm our business.

We must attract and retain qualified personnel.

          Our success depends on our ability to attract and retain qualified, experienced employees. There is substantial competition for experienced engineering, sales and consulting personnel in the market segments in which we compete. Many of our competitors for experienced personnel have greater financial and other resources than we have. In particular, we compete for personnel with Microsoft Corporation, which is located in the same geographic area as our headquarters. We also compete for personnel with other software vendors, including ERP vendors and business-to-business electronic commerce solution providers, and with consulting and professional services companies.

We rely on third party implementation service providers.

          Beginning with fiscal 1999, the majority of the consulting services associated with the implementation of our software at our customers’ facilities has been performed by third-party implementation service providers. If we are unable to establish and maintain effective, long-term relationships with our implementation providers, or if these providers do not meet the needs or expectations of our customers, our business would be seriously harmed. This strategy will also require that we develop new relationships with additional third-party implementation providers to provide these services if the number of our customer implementations continues to increase. Our current implementation partners are not contractually required to continue to help implement our solutions. As a result of the limited resources and capacities of many third-party implementation providers, we may be unable to establish or maintain relationships with third parties having sufficient resources to provide the necessary implementation services to support our needs. If these resources are unavailable, we will be required to provide these services internally, which would significantly limit our ability to meet our customers ’ implementation needs. In addition, we cannot control the level and quality of service provided by our current and future implementation partners.

There are risks associated with international operations.

          Our international operations are subject to a number of risks, including:

•	costs of customizing products for foreign countries;

•	laws and business practices favoring local competition;

•	dependence on local vendors;

•	uncertain regulation of electronic commerce;

•	compliance with multiple, conflicting and changing governmental laws and regulations;

•	longer sales cycles;

•	greater difficulty in collecting accounts receivable;

•	import and export restrictions and tariffs;

•	difficulties staffing and managing foreign operations;

•	multiple conflicting tax laws and regulations; and

•	political and economic instability.

          Our international operations also face foreign currency-related risks. To date, most of our revenues have been denominated in U.S. Dollars, but we believe that an increasing portion of our revenues will be denominated in foreign currencies. In particular, we expect that an increasing portion of our international sales may be Euro-denominated. The Euro is still a relatively new currency and may be subject to economic risks that are not currently contemplated. We currently do not engage in foreign exchange hedging activities, and therefore our international revenues and expenses are currently subject to the risks of foreign currency fluctuations.

          A key component of our business strategy is to expand our sales and support operations internationally. We employ sales professionals in London, Paris, Sydney and Toronto and intend to establish additional international sales offices, expand our international management, sales and support organizations, and enter into relationships with additional international remarketers. We are in the early stages of developing our indirect distribution channels in markets outside the United States. We may not be able to attract remarketers that will be able to market our products effectively. We must also customize our products for local markets. For example, our ability to expand into the European market will depend on our ability to develop a travel and entertainment expense management solution (as well as business-to-business procurement and human resources self-service solutions) that incorporates the tax laws and accounting practices followed in Germany and other European countries, and to develop workplace eCommerce applications that support the Euro. Further, if we establish significant operations overseas, we may incur costs that would be difficult to reduce quickly because of employee practices in those countries.

Our revenue recognition policy may change when definitive guidance is available.

          We recognize revenues from sales of software licenses when we sign a non-cancelable license agreement with a customer, the software is delivered, no significant post-delivery vendor obligations remain and collection is deemed probable. We recognize customer support revenues ratably over the customer support contract term (which is typically one year) and recognize revenues for consulting and training services as such services are performed. We believe our current revenue recognition policies and practices are consistent with applicable accounting standards. However, full guidelines for SOP 97-2 and related modifications have not been issued. Once available, such guidelines could lead to unanticipated changes in our current revenue accounting practices, and such changes could materially affect our future revenues and earnings. See “Our plan to sell products as an Internet-based applications service provider may fail. ”

USE OF PROCEEDS

          Concur Technologies will not receive any of the proceeds from the sale of shares by the selling stockholders.

SELLING STOCKHOLDERS

          The following table presents information that has been provided to us by the selling stockholders with respect to the selling stockholders and the shares of our common stock that each may offer under this prospectus. Each of the selling stockholders named below was formerly a stockholder or warrant holder of Seeker Software who acquired shares of our common stock as a result of our acquisition of Seeker Software. To our knowledge, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates, except as noted in the footnotes to the table below.

          Under a shelf registration agreement, the selling stockholders are subject to volume and manner of sale restrictions. See “Plan of Distribution.” As described in the “Plan of Distribution” section of this prospectus, each selling stockholder is permitted under a shelf registration agreement to sell under this prospectus only a limited portion of such stockholder’s total shares during specified periods, and the aggregate number of shares that the stockholder may sell under this prospectus during the period of this offering is limited to 50% of the stockholder’s total shares, except for adjustments that were permitted during the first 90 days following the date of this prospectus. As of December 31, 1999, 1,036,956 shares of our common stock remained available for sale under this prospectus.

          The following table sets forth information as to each selling stockholder’s beneficial ownership and shares eligible for offer and sale under this prospectus as of December 31, 1999, and assumes that each selling stockholder will eventually sell all shares eligible to be sold by that stockholder under the shelf registration agreement described in the “Plan of Distribution” section of this prospectus.

	Shares Beneficially Owned Prior to the Offering		Maximum Number of Shares to be Offered by Each Selling Stockholder	Shares Beneficially Owned After the Offering(2)(3)
Name	Number	Percent(1)		Number	Percent(1)
Brentwood Associates VIII, L.P. and Brentwood Affiliates Fund, L.P. (4)	533,368	2.3%	266,684	266,684	1.2%
Information Technology Ventures, L.P. and ITV Affiliates Fund, L.P(5)	510,776	2.2	217,887	292,889	1.3
Advanced Technology Ventures IV, L.P.	410,043	1.8	117,154	292,889	1.3
Norwest Venture Partners VII L.P.	341,808	1.5	107,693	234,115	1.0
Gary L. Durbin, Gary Lee Durbin and Loretta A. Durbin as Trustees of the Gary Lee Durbin and Loretta Ann Durbin Trust(6)	211,688	*	53,979	157,709	*
Jon T. Blankmeyer, Jon T. Blankmeyer, Trustee of the Blankmeyer Family Trust UDT February 18, 1993(7)	131,886	*	39,928	91,958	*
Comdisco, Inc.	112,237	*	9,220	103,017	*
David A. Duffield, Trustee of the David A. Duffield Trust dated July 14, 1988	87,084	*	24,881	62,203	*
Platinum Venture Partners II, L.P.	81,215	*	40,607	40,608	*
Jan Wesemann(8)	64,615	*	22,657	41,958	*
Jerome E. Stanton	46,111	*	14,528	31,583	*
Olivia R. Blankmeyer	35,329	*	10,154	25,175	*
Inga S. Blankmeyer	35,329	*	10,154	25,175	*
Michael G. Deverell, Trustee of the Deverell Family Revocable Trust dated September 8, 1996	33,986	*	9,710	24,276	*
Philippe J. Chouraki(9)	33,344	*	18,072	15,272	*
David J. Hanson(10)	28,289	*	7,351	20,938	*
Michael G. Deverell, Trustee of the Adele H. Deverell Irrevocable Trust	25,187	*	7,196	17,991	*
Jeffrey Sanger(11)	19,371	*	4,501	14,870	*
Kevin G. Hall, Trustee of the Kevin G. Hall Revocable Trust	18,242	*	9,121	9,121	*
Tadish C. Durbin(12)(13)	17,468	*	7,734	9,734	*
Deepak Natarajan	14,615	*	7,307	7,308	*

	Shares Beneficially Owned Prior to the Offering		Maximum Number of Shares to be Offered by Each Selling Stockholder	Shares Beneficially Owned After the Offering(2)(3)
Name	Number	Percent(1)		Number	Percent(1)
Samantha A. Durbin	15,283	*	3,891	9,392	*
Nathan R. Durbin(13)	12,283	*	3,891	8,392	*
Umang Gupta	7,832	*	2,238	5,594	*
Eric Kiebler(14)	7,780	*	2,797	4,983	*
Diane Helton	6,373	*	1,677	4,696	*
Deanna Wargowski(12)(13)(15)	6,175	*	2,365	3,810	*
Patrick Flanigan(12)(13)	5,874	*	2,202	3,672	*
Carol Friedman	5,874	*	2,937	2,937	*
Mark A. Potenzone(12)(13)(16)	3,060	*	874	2,186	*
Nancy McCune(12)(13)(17)	2,639	*	314	2,325	*
John Cuellar	2,453	*	775	1,678	*
Linda Villers(12)(13)(18)	2,426	*	582	1,844	*
Baharak Bavand(12)(13)(19)	2,080	*	606	1,474	*
Michael C. Phillips	1,949	*	974	975	*
Teresa O ’Keefe(12)(13)(20)	1,910	*	419	1,491	*
Eugene R. Lopez(12)(13)(21)	1,609	*	419	1,190	*
James W. Hunter(12)(13)	1,573	*	786	787	*
Don Hackett(12)	1,468	*	734	734	*
Janet Alvies(12)(13)	1,305	*	652	653	*
Carrie Pedraza(12)(13)(22)	1,208	*	115	1,093	*
William Champion(12)(13)(23)	874	*	209	665	*
Murray Warner(12)(13)(24)	601	*	20	581	*
James Colby Kraybill(12)	587	*	293	294	*
Patrick and Helen Welsh(25)	525	*	209	316	*
Susan MacLeod(12)	490	*	209	281	*
Nan Ayers(12)(13)(26)	468	*	41	427	*
Lavinia Hong(12)	419	*	209	210	*

*	Less than 1%
(1)
Percentage ownership is calculated based on 22,971,297 shares outstanding as of December 31, 1999. Unless otherwise noted below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options or warrants that are exercisable within 60 days of December 31, 1999 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purposes of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. All warrants held by the selling stockholders were converted into shares of our common stock pursuant to the Agreement and Plan of Reorganization as described in the “Plan of Distribution” section of this prospectus.

(2)
Under a shelf registration agreement, each selling stockholder is permitted to sell limited numbers of shares of common stock (excluding any shares acquired upon the exercise of stock options). The maximum amount a selling stockholder may sell in all periods under this prospectus is 50% of such stockholder’s total shares.

(3)
Because the selling stockholders are not obligated to sell shares and because the selling stockholders may also acquire shares of our common stock on the open market, we have estimated how many shares each selling stockholder will own beneficially after this offering by assuming that each such stockholder sells its maximum allotment under the shelf registration agreement and acquires no other shares.

(4)
Represents 512,034 shares held of record by Brentwood Associates VIII, L.P. and 21,334 shares held of record by Brentwood Affiliates Fund, L.P. Mr. Brody, a director of Concur Technologies, is a Managing Member of Brentwood VIII Ventures, LLC, a General Partner of Brentwood Associates VIII, L.P. Mr. Brody is also a General Partner of Brentwood VII Ventures, L.P., a General Partner of Brentwood Affiliates Fund, L.P. Mr. Brody disclaims beneficial ownership of all shares.

(5)	Represents 497,509 shares held of record by Information Technology Ventures, L.P. and 13,267 shares held of record by ITV Affiliates Fund, L.P.
(6)
Represents 185,213 shares held of record by Gary L. Durbin and Loretta A. Durbin as Trustees of the Gary Lee Durbin and Loretta Ann Durbin Trust, 122 shares held of record by Mr. Durbin and 26,353 shares subject to options exercisable by Mr. Durbin with 60 days. Mr. Durbin’s children, Nathan R. Durbin, Samantha A. Durbin and Tadish C. Durbin beneficially own an aggregate of 43,034 additional shares. Mr. Durbin formerly served as the Chief Technical Officer, Human Resources Division of Concur Technologies, and the Chief Technical Officer and Chairman of Seeker Software.

(7)
Represents 44,187 shares held of record by Jon T. Blankmeyer and 87,699 shares held of record by Jon T. Blankmeyer, Trustee of the Blankmeyer Family Trust U/D/T dated February 18, 1993. Mr. Blankmeyer’s children, Inga S. Blankmeyer and Olivia R. Blankmeyer beneficially own an aggregate of 70,658 additional shares. Mr. Blankmeyer was a co-founder and served as a director of Seeker Software. Mr. Blankmeyer gifted 20,000 of the shares that he received in the acquisition to the Blankmeyer Foundation and no longer claims beneficial ownership of such shares.

(8)	Jan Wesemann was the Vice President of Sales of Seeker Software.
(9)	Phillipe Chouraki gifted an aggregate of 2,800 shares he held of record to his adult children, Maissa Chouraki and Reuben Chouraki.
(10)	David Hanson was the Vice President of Finance and the Chief Financial Officer of Seeker Software.
(11)
Represents 9,003 shares held of record by Jeffrey Saenger and 10,368 shares subject to options exercisable within 60 days. Mr. Saenger is the Vice President, Managed Services of Concur Technologies and served as the Vice President of Customer Service of Seeker Software.

(12)	The selling stockholder formerly had an employment relationship with Seeker Software.
(13)	The selling stockholder is an employee or consultant of Concur Technologies.
(14)	Mr. Kiebler is the Vice President of Engineering, Human Resources Division of Concur Technologies and served as the Vice President of Engineering of Seeker Software.
(15)	Represents 4,731 shares held of record by Deanna Wargowski and 1,444 shares subject to options exercisable within 60 days.
(16)	Represents 1,748 shares held of record by Mark A. Potenzone and 1,312 shares subject to options exercisable within 60 days.
(17)	Represents 1,677 shares held of record by Nancy McCune and 962 shares subject to options exercisable within 60 days.
(18)	Represents 1,165 shares held of record by Linda Villers and 1,261 shares subject to options exercisable within 60 days.
(19)	Represents 1,213 shares held of record by Baharak Bavand and 867 shares subject to options exercisable within 60 days.
(20)	Represents 839 shares held of record by Teresa O’Keefe and 1,071 shares subject to options exercisable within 60 days.
(21)	Represents 839 shares held of record by Eugene R. Lopez and 770 shares subject to options exercisable within 60 days.
(22)	Represents 1,123 shares held of record by Carrie Pedraza and 85 shares subject to options exercisable within 60 days.
(23)	Represents 419 shares held of record by William Champion and 455 shares subject to options exercisable within 60 days.
(24)	Represents 412 shares held of record by Murray Warner and 189 shares subject to options exercisable within 60 days.
(25)	Patrick Welsh was an employee of Seeker Software and is an employee of Concur Technologies.
(26)	Represents 153 shares held of record by Nan Ayers and 315 shares subject to options exercisable within 60 days.

PLAN OF DISTRIBUTION

General

          The shares covered by this prospectus will be offered and sold only by the selling stockholders and not by us. We will not receive any of the proceeds of the sale of these shares.

Shares Covered

          In connection with our acquisition of Seeker Software, we entered into a shelf registration agreement with the selling stockholders. Shares may be offered and sold under this prospectus only in accordance with the terms of that agreement. Pursuant to that agreement, only shares of our common stock issued at the time of the acquisition (upon conversion of Seeker Software stock or warrants) may be sold pursuant to this prospectus. A portion of these shares have already been sold pursuant to an earlier registration statement and related prospectus

Selling Stockholders Are Not Required to Sell

          The selling stockholders may choose not to sell any of the shares covered by this prospectus, or to transfer the shares other than pursuant to this prospectus by gift or other transfer, to the extent permitted by law.

Resale Restrictions

          The shelf registration agreement imposes a number of restrictions on the resale of shares pursuant to this prospectus. These are summarized below.

Volume Limits

          No selling stockholder may sell shares under this prospectus in excess of the following:

           (a)  Initial Period.     During the 90-day period beginning on July 23, 1999 (the date of the previous prospectus filed in connection with this combined prospectus) a selling stockholder could have sold no more than 15% of the total number of shares of our common stock that such stockholder received in connection with our acquisition of Seeker Software upon conversion of such stockholder’s Seeker Software stock and warrants (the “Total Shares”). During the Initial Period only, any selling stockholder was permitted to assign to any other selling stockholder all or any portion of the right (the “allotment”) that the assigning stockholder would otherwise have had to sell shares during the initial period. By receiving such assignment of allotments from other selling stockholders, a selling stockholder would have the right to sell under this prospectus more than 15% of such stockholder’s Total Shares during the Initial Period. In no event could a selling stockholder sell under this prospectus more than such stockholder’s Total Shares.

           (b)  Second Period.     During the next 90-day period, which ends January 19, 2000, each selling stockholder may sell under this prospectus additional shares up to 15% of such stockholder’s Total Shares plus any unsold and unassigned allotment from the Initial Period.

           (c)  Third Period.     During the next 90-day period, which ends April 18, 2000, each selling stockholder may sell under this prospectus additional shares up to 10% of such stockholder’s Total Shares plus any unsold and unassigned allotments from earlier periods.

           (d)  Fourth Period.     During any remaining period prior to June 1, 2000, each selling stockholder may sell under this prospectus additional shares up to 10% of such stockholder’s Total Shares plus any unsold and unassigned allotments from earlier periods.

Adjustment of Trading Limits

          If during the period from the date of this prospectus to June 1, 2000, any selling stockholder sells shares in an underwritten public offering pursuant to the Third Amended and Restated Registration Rights Agreement (under which some stockholders have additional demand and piggyback registration rights), the number of shares that the selling stockholder will be permitted to sell under this prospectus will be reduced by the number of shares that such stockholder sells in the underwritten offering. That reduction will be allocated ratably over the trading periods referred to above (in proportion to the number of shares that the stockholder could otherwise have sold during those periods). For example, if the stockholder sold 70,000 shares in the underwritten public offering during the second period referred to above and if the stockholder would otherwise have been permitted to sell 150,000, 100,000 and 100,000 shares during the second, third and fourth periods, respectively, then the number of shares the stockholder could sell under this prospectus during those periods would be reduced by 30,000, 20,000 and 20,000, respectively.

Permitted Windows

          In addition to the volume limitations summarized above, each selling stockholder is permitted to make sales under this prospectus only during permitted windows.

          To initiate a permitted window period, the stockholder must give notice to us of the stockholder’s intention to sell under this prospectus, indicating the number of shares the stockholder proposes to sell and the method of sale to be used. We have agreed to notify the stockholder within two business days that this prospectus is current and may be used for the sale or that the prospectus must be supplemented or amended. If the prospectus must be supplemented, we have committed to file the supplement and notify the stockholder within five business days (seven business days from the stockholder’s notice) that the prospectus may be used as supplemented. If we consider it necessary to amend the prospectus, we have agreed to file the amendment within 15 days and to use our best efforts to cause the amendment to become effective as soon as practicable and to notify the stockholder when it is effective. After receiving notice from us that the prospectus may be used, as described above (either in two business days, seven business days or upon effectiveness of an amendment), the stockholder will then have a window of 20 consecutive calendar days in which to sell shares under this prospectus.

          A stockholder may initiate as many permitted windows as the stockholder wishes, provided the stockholder has a bona fide intention to sell during the permitted window the shares indicated in the stockholder’s notice.

Suspension of Sales

          We may suspend the use of the prospectus if we learn of any event that is required to be disclosed in this prospectus before it is used for any further sale. We have agreed that, if such a suspension occurs, we will supplement the prospectus within five business days or file an amendment within 15 days. In addition, if in the good faith judgment of our board of directors there is a material development or potential material development which should be disclosed in our prospectus before it is used for further sales but which disclosure would be premature and would have a material adverse effect on us and our stockholders, then we can furnish the selling stockholders a certificate to this effect and interrupt any permitted selling windows that may have been initiated. In no event will any such interruption continue for longer than 45 days, and all such interruptions together may not exceed 60 days. The effective period of this prospectus will be extended after June 1, 2000 by a number of days equal to the aggregate number of days during which use of this prospectus was suspended or interrupted as described above. The extension will apply to the particular trading period during which the suspension or interruption occurs.

Broker Limitations

          If any selling stockholder sells more than 1,000 shares in any week under this prospectus, the shelf registration agreement requires the stockholder to make such sales only through FleetBoston Robertson Stephens Inc., Hambrecht & Quist LLC or U.S. Bancorp Piper Jaffray Inc. or any other broker that is one of the three largest market makers in our common stock (in volume of market making transactions) during the 90 days immediately preceding that week.

Trading Windows Under Our Insider Trading Policy

          In addition to the resale restrictions under the shelf registration agreement, resales by selling stockholders who are our employees are further restricted by our insider trading policy. Under this policy:

•
Employees may sell shares only during normal quarterly trading windows specified in the policy. Typically, these windows begin on the third trading day after we publicly report our operating results for the previous calendar quarter and end on the 15th day before the end of the then-current quarter (in the case of particular employees, the window typically ends on the last day of the second month of the then-current quarter).

•	In addition, our compliance officer may specify other blackout periods during which employees may not trade.

•	Some employees must obtain trading approval from the compliance officer.

•	No trading is permitted by an employee while the employee in the possession of material nonpublic information.

•
No employee may trade in our stock at any time by means of any put, call or short sale (including a short sale “against the box”) or by means of any other interest or position relating to the future prices of our stock.

Manner of Sale

Variety of Methods of Sale

          Subject to the above restrictions, the selling stockholders will act independently from us in making decisions regarding the timing, manner and size of their sales of shares under this prospectus. In general, we expect sales to be made in ordinary brokerage transactions over the Nasdaq National Market at then prevailing market prices. However, sales might be made from time to time in other types of transactions as well, including sales in the over-the-counter market, in negotiated transactions (with or without a broker), in block trades or in any combination of these methods. The shares may be sold at prevailing market prices, at prices relating to prevailing market prices or at negotiated prices.

Transactions with Broker-Dealers

          The selling stockholders may sell their shares directly to purchasers or through broker-dealers. The broker-dealers may act as agents or principals. If they purchase the shares as principals, they may resell the shares for their own accounts under this prospectus. Sales may occur in ordinary broker transactions or in transactions in which the brokers solicit purchasers. In effecting sales, broker-dealers that are engaged by selling stockholders may arrange for other broker-dealers to participate. The broker-dealers may engage in block transactions in which they may attempt to sell the shares as agents but may position and resell a portion of the block as principals.

          The selling stockholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the registered shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out their short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the registered shares. The broker-dealer may then resell or transfer these shares under this prospectus. A selling stockholder may also loan or pledge the registered shares to a broker-dealer and the broker-dealer may sell the shares so loaned or, upon a default, the broker-dealer may effect sales of the pledged shares under this prospectus.

           In addition, some of the selling stockholders are venture capital funds, corporations or trusts which may, in the future, distribute their shares to their partners, shareholders or trust beneficiaries, respectively, which distributees may likewise distribute such shares to their partners, shareholders or trust beneficiaries. Those shares may later be sold by those partners, shareholders or trust beneficiaries, or by any of their respective distributees.

          The broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom the broker-dealers may act as agents or to whom they sell as principals, or both.

          To our knowledge, the selling stockholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, and no underwriter or coordinating broker is acting in connection with the selling stockholders’ proposed sale of their shares.

Statutory Liabilities

          The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be underwriters. Any profit on the sale of the shares by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Prospectus Delivery

          The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

Exchange Act Regulations

          SOME PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF OUR COMMON STOCK, INCLUDING THE ENTRY OF STABILIZING BIDS OR SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. The selling stockholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and its rules and regulations, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

Expenses Associated With Registration

          We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and legal and accounting fees. Each of the selling stockholders will bear its proportional share of all discounts, commissions or other amounts payable to dealers or agents as well as fees and disbursements for any legal counsel retained by any selling stockholder.

Indemnification

          In the shelf registration agreement, we and the selling stockholders have agreed to indemnify each other and specified other persons against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. The selling stockholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

Termination of This Offering

          The shelf registration agreement requires that we use our best efforts to keep the registration statement effective until June 1, 2000, or later in limited circumstances. Therefore, this offering will terminate on the earlier of (1) the expiration of this period, (2) the date on which all shares offered under this prospectus have been sold by the selling stockholders or (3) under some circumstances, if we are acquired by another party.

LEGAL MATTERS

          The validity of the shares of common stock offered hereby will be passed upon for Concur Technologies by Fenwick & West LLP, Palo Alto, California. Matthew P. Quilter, an attorney at Fenwick & West LLP is the Secretary of Concur Technologies. Attorneys at Fenwick & West LLP own an aggregate of 4,190 shares of our common stock.

EXPERTS

          The consolidated financial statements and schedule of Concur Technologies, Inc. appearing in Concur Technologies, Inc.’s Annual Report (Form 10-K) for the year ended September 30, 1999 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE
IN THIS PROSPECTUS

          This prospectus incorporates documents by reference which are not presented in this prospectus or delivered with this prospectus.

          All documents filed by Concur Technologies pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, after the date of this prospectus are incorporated by reference into and to be a part of this prospectus from the date of filing of those documents.

          You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different.

          The following documents which were filed by Concur Technologies with the Securities and Exchange Commission, are incorporated by reference into this prospectus.

•	Concur Technologies’ Annual Report on Form 10-K for the year ended September 30, 1999;

•	Concur Technologies’ Current Report on Form 8-K filed with the SEC on October 18, 1999;

•	Concur Technologies’ Definitive Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the SEC on January 4, 2000; and

•
The description of the Concur Technologies’ common stock in the Registrant’s Registration Statement on Form 8-A filed with the Commission on December 7, 1998 under Section 12(g) of the Securities Exchange Act, including any amendment or report filed for the purpose of updating such description.

          Any statement contained in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated in this prospectus by reference modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

          The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus, not including exhibits to the information unless those exhibits are specifically incorporated by reference into this prospectus, to any person, without charge, upon written or oral request.

          Requests for documents should be directed to Concur Technologies, Inc., Attention: Investor Relations, 6222 185 th Avenue NE, Redmond, Washington, 98052, telephone number (425) 702-8808.

          We file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC:

Judiciary Plaza Room 1024 450 Fifth Street, N.W. Washington, D.C. 20549	Citicorp Center 5000 West Madison Street Suite 1400 Chicago, Illinois 60661	Seven World Trade Center 13th Floor New York, New York 10048

          Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site that contains reports, proxy statements and other information regarding reporting companies, including Concur Technologies. The address of the SEC Web site is http://www.sec.gov.

           Concur Technologies has filed a registration statement under the Securities Act with the Securities and Exchange Commission with respect to the shares to be sold by the selling stockholders. This prospectus has been filed as part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement because some parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.

          This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make an offer, solicitation of an offer or proxy solicitation in that jurisdiction. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated herein by reference or in our affairs since the date of this prospectus.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    Other Expenses of Issuance and Distribution.

          The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of shares of common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee. Approximately $520,000 of these expenses were paid in connection with the preparation, filing and distribution of the previous registration statement and prospectus used for this offering.

Securities and Exchange Commission registration fee	$ 12,598
Accounting fees and expenses	200,000
Printing and engraving expenses	300,000
Legal fees and expenses	175,000
Miscellaneous	32,402

Total	$720,000

ITEM 15.    Indemnification of Directors and Officers.

          As permitted by Section 145 of the Delaware General Corporation Law (“DGCL ”), the Registrant’s Certificate of Incorporation includes a provision that eliminates the personal liability of its directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director ’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit. In addition, as permitted by Section 145 of the DGCL, the Bylaws of the Registrant provide that: (i) the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL (except if such person is seeking indemnity in connection with a proceeding (or part thereof) initiated by such person and not authorized by the Board of Directors); (ii) the Registrant may, in its discretion, indemnify other officers, employees and agents as set forth in the DGCL; (iii) upon receipt of an undertaking to repay such advances if indemnification is determined to be unavailable, the Registrant is required to advance expenses, as incurred, to its directors and executive officers to the fullest extent permitted by the DGCL in connection with a proceeding (except if the expenses incurred by such person are incurred because the Registrant is directly bringing a claim, in a proceeding, against such person, alleging that such person has breached his or her duty of loyalty to the Registrant, committed an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, or derived an improper personal benefit from a transaction); (iv) the rights conferred in the Bylaws are not exclusive and the Registrant is authorized to enter into indemnity agreements with its directors, officers, employees and agents; and (v) the Registrant may not retroactively amend the Bylaw provisions relating to indemnity.

          The Registrant’s policy is to enter into Indemnity Agreements with each of its directors and executive officers. The Indemnity Agreements provide that directors and executive officers will be indemnified and held harmless to the fullest possible extent permitted by law including against all expenses (including attorneys’ fees), judgments, fines and settlement amounts paid or reasonably incurred by them in any action, suit or proceeding, including any derivative action by or in the right of the Registrant, on account of their services as directors, officers, employees or agents of the Registrant or as directors, officers, employees or agents of any other company or enterprise when they are serving in such capacities at the request of the Registrant. The Registrant will not be obligated pursuant to the agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims: (i) initiated by the indemnified party and not by way of defense, except with respect to a proceeding authorized by the Board of Directors and successful proceedings brought to enforce a right to indemnification under the indemnity agreements; (ii) for any amounts paid in settlement of a proceeding unless the Registrant consents to such settlement; (iii) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the Registrant pursuant to the provisions of Section 16(b) of the Exchange Act and related laws; (iv) on account of conduct by an indemnified party that is finally adjudged to have been in bad faith or conduct that the indemnified party did not reasonably believe to be in, or not opposed to, the best interests of the Registrant; (v) on account of any criminal action or proceeding arising out of conduct that the indemnified party had reasonable cause to believe was unlawful; or (vi) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

          The Indemnity Agreement requires a director or executive officer to reimburse the Registrant for expenses advanced only to the extent it is ultimately determined that the director or executive officer is not entitled, under Delaware law, the Bylaws, his or her indemnity agreement or otherwise to be indemnified for such expenses. The Indemnity Agreement provides that it is not exclusive of any rights a director or executive officer may have under the Certificate of Incorporation, Bylaws, other agreements, any majority-in-interest vote of the stockholders or vote of disinterested directors, Delaware law or otherwise.

          The indemnification provision in the Bylaws, and the indemnity agreements entered into between the Registrant and its directors and executive officers, may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

          As authorized by the Registrant’s Bylaws, the Registrant has obtained directors and officers liability insurance.

ITEM 16.    Exhibits.

          The following exhibits are filed herewith:

Exhibit Number	Exhibit Title
2.01	Form of Agreement and Plan of Merger between Registrant and Concur Technologies, Inc., a
Washington corporation (incorporated herein by reference to the Exhibit 2.01 of Registrant’s
Registration Statement on Form S-1 (Reg. No. 333-62299) declared effective by the Commission on
December 16, 1998 (the “December 1998 S-1”)).

2.02	Agreement and Plan of Reorganization between Registrant, PSC Merger Corp., 7Software, Inc.,
Andrew Dent and Melissa Widner dated June 30, 1998 (incorporated herein by reference to Exhibit
2.02 of the December 1998 S-1).

2.03	Agreement and Plan of Reorganization between Registrant, ConStar Acquisition Corp. and Seeker
Software, Inc. dated May 26, 1999 (incorporated herein by reference to Exhibit 2.1 of Registrant’s
Current Report on Form 8-K, as amended, filed with the Commission on June 1, 1999).

4.01	Registrant’s Certificate of Incorporation (incorporated herein by reference to Exhibit 3.01 of the December 1998 S-1).

4.02	Registrant’s Certificate of Designation (incorporated herein by reference to Exhibit 3.02 of the December 1998 S-1).

4.03	Registrant’s Amended and Restated Certificate of Incorporation (incorporated herein by reference to
Exhibit 4.03 of Registrant’s Registration Statement on Form S-8 (Reg. No. 333-70455) filed with the
Commission on January 12, 1999).

4.04	Registrant’s Bylaws (incorporated herein by reference to Exhibit 3.04 of the December 1998 S-1).

4.05	Specimen Certificate for Registrant’s Common Stock (incoporated herein by reference to Exhibit 4.01 of the December 1998 S-1).

4.06	Shelf Registration Statement among Registrant and signatories who were stockholders of Seeker
Software, Inc. dated May 26, 1999 (incorporated herein by reference to Exhibit 4.1 of Registrant’s
Current Report on Form 8-K, as amended, filed with the Commission on June 1, 1999).

Exhibit Number	Exhibit Title
4.07	Third Amended and Restated Information and Registration Rights Agreement dated May 26, 1999
(incorporated herein by reference to Exhibit 4.2 of Registrant’s Current Report on Form 8-K, as
amended, filed with the Commission on June 1, 1999).

4.08	Escrow Agreement among Registrant, Chase Manhattan Bank and Trust Company, and
representatives of former security holders of Seeker Software, Inc. dated May 26, 1999 (incoporated herein by reference to Exhibit 4.3 of Registrant’s Current Report on Form 8-K, as amended, filed with the Commission on June 1, 1999).

5.01	Opinion of Fenwick & West LLP regarding validity of the securities being registered.

23.01	Consent of Fenwick & West LLP (included in Exhibit 5.01).

23.02	Consent of Ernst & Young LLP, Independent Auditors.

24.01	Power of Attorney (see Page II-4).

ITEM 17.     Undertakings.

          The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made pursuant to this Registration Statement, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

           (ii)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement (notwithstanding the foregoing, any increase or decrease in volume or securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and

           (iii)    to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by paragraphs (1)(i) or (1)(ii) is contained in any periodic report filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

           (2)    That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           (4)    That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (5)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Redmond, state of California, on January 25, 2000.

CONCUR TECHNOLOGIES, INC.

/S / S. STEVEN SINGH
By:
S. Steven Singh
President and Chief Executive Officer

POWER OF ATTORNEY

          KNOW ALL BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints S. Steven Singh and Sterling R. Wilson, and each of them, his attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

           Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Principal Executive Officer:

/S / S. STEVEN SINGH S. Steven Singh	President, Chief Executive Officer and Chairman of the Board	January 25, 2000

Principal Financial and Principal Accounting Officer:

/S / STERLING R. WILSON Sterling R. Wilson	Chief Financial Officer and Executive Vice President of Operations	January 25, 2000

Directors:

/S / MICHAEL W. HILTON Michael W. Hilton	Director	January 25, 2000

Signature	Title	Date

/S / JEFFREY D. BRODY Jeffrey D. Brody	Director	January 25, 2000

/S / NORMAN A. FOGELSONG Norman A. Fogelsong	Director	January 7, 2000

/S / RUSSELL P. FRADIN Russell P. Fradin	Director	January 25, 2000

/S / EDWARD P. GILLIGAN Edward P. Gilligan	Director	January 25, 2000

/S / MICHAEL J. LEVINTHAL Michael J. Levinthal	Director	January 25, 2000

/S / JAMES D. ROBINSON James D. Robinson	Director	January 25, 2000

EXHIBIT INDEX

Exhibit Number	Exhibit Title
5.01	Opinion of Fenwick & West LLP regarding validity of the securities being registered.

23.01	Consent of Fenwick & West LLP (included in Exhibit 5.01).

23.02	Consent of Ernst & Young LLP, Independent Auditors.

24.01	Power of Attorney (see Page II-4).